Exhibit 99.76

First Phosphate Announces Non-Brokered Private Placement to Accommodate Existing Investors

Saguenay-Lac-Saint-Jean, Québec--(Newsfile Corp. - May 28, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce a non-brokered private placement to accommodate existing investors for gross proceeds of a minimum of $5,000,000 (the “Offering”).

The Offering is anticipated to consist of any combination of:

1.	Hard dollar units of the Company (“Hard Dollar Unit”) at a price of $2.00 per Hard Dollar Unit (the “Hard Dollar Unit Offering”), with each Hard Dollar Unit comprised of: (i) one common share in the capital of the Company (“Common Share”), and (ii) one Common Share purchase warrant (“Warrant”) with each Warrant exercisable for one Common Share at a price of $2.50 per Common Share until December 31, 2026, subject to an Accelerated Expiry Date (as defined below).

2.	Flow-through shares of the Company (“Flow-Through Shares”) at a price of $2.00 per share (“Flow-Through Offering”); and

The aggregate gross proceeds from the Flow-Through Offering will be used for general exploration expenditures, related to the Corporation’s projects in Québec which will constitute Canadian exploration expenses (within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the (“ITA”), that will qualify as Critical Mineral Exploration Tax Credit (CMETC) eligible “flow through critical mineral mining expenditures” within the meaning of that term in subsection 127(9) of the ITA. The net proceeds received from the Hard Dollar Unit Offering will be used for development activities, working capital and for general corporate purposes. The Offering is expected to close on or about June 12, 2026, or such other date or dates as may be determined by the Company. All securities issued under the Offering will be subject to a four-month and one day statutory hold period in accordance with applicable securities laws.

In connection with the Offering, eligible finders will be paid: (i) a fee consisting of up to 8% of the gross proceeds raised from subscribers introduced by them, and (ii) such number of compensation warrants (“Compensation Warrants”) as is equivalent of up to 8% of the number of Hard Dollar Units or Flow-Through Shares issued to subscribers introduced by them. Each Compensation Warrant shall entitle the holder thereof to acquire one Common Share at a price of $2.50 per share until December 31, 2026, provided that if the volume weighted average trading price of the Common Shares on the Canadian Securities Exchange for any 5 consecutive trading days equals or exceeds $3.50, the Company may, upon issuing a press release, accelerate the expiry date of the Compensation Warrants to the date that is 30 days following the date of such press release (“Accelerated Expiry Date”). The Company reserves the right to pay cash finders’ fees on the Flow-Through Offering in Common Shares rather than cash issued at the Flow-Through Offering issue price.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that the Offering will be completed, whether in whole or in part.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information

Bennett Kurtz

CFO, CAO

Tel : +1 (416) 200-0657

Investor Relations: https://firstphosphate.com/investors

General Inquiries: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the completion of the Offering, the anticipated closing date(s) of the Offering, the intended use of proceeds of the Offering, the availability of tax credits, and regulatory approval including the approval of the Canadian Securities Exchange (the “CSE”). Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; that the Company and other parties will be able to satisfy stock exchange and other regulatory requirements in a timely manner; that CSE approval will be granted in a timely manner subject only to standard conditions and that all conditions precedent to the completion of the Offering will be satisfied in a timely manner. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES

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